UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to

Commission file number 001-14905

JOHNS MANVILLE EMPLOYEES 401(k) PLAN

717 Seventeenth Street

Denver, CO 80202

(Full title of the plan and the address of the plan, if different from that of the issuer named below.)

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BERKSHIRE HATHAWAY INC.

3555 Farnam Street,

Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and address of its principal executive office.)

REQUIRED INFORMATION

The Johns Manville Employees 401(k) Plan is subject to the Employee

Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, supplemental schedules, and Report of Independent Registered Public Accounting Firm thereon are being filed as Exhibit 99.1 to this Report:

(a)	Statements of Net Assets Available for Benefits – December 31, 2017 and 2016;

(b)	Statements of Changes in Net Assets Available for Benefits – Years Ended December 31, 2017 and 2016;

(c)	Notes to Financial Statements;

(d)	Schedule of Assets;

(e)	Schedule of Delinquent Participant Contributions; and

(f)	Report of Independent Registered Public Accounting Firm.

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference, in Registration Statement No. 333-75612 of Berkshire Hathaway Inc. on Form S-8, of their report dated June 29, 2018 appearing in the Plan´s Annual Report on Form 11-K for the year ended December 31, 2017 and 2016 is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement & Benefits Committee of the Johns Manville Employees 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement & Benefits Committee of the Johns Manville Employees 401(k) Plan

Date: June 29, 2018	By:	/s/ H. McGregor Clarke
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H. McGregor Clarke
Senior Vice President and Chief Financial Officer

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

(23)	CONSENT OF EXPERTS AND COUNSEL:

23.1	Consent of Deloitte & Touche LLP

(99)	ADDITIONAL EXHIBITS

99.1	Audited Financial Statements of the Johns Manville Employees 401(k) Plan for the years ended December 31, 2017 and 2016